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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

15048296

SEC FILE NUMBER
8-66875

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Bel Air Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 2800
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Eagle (310) 229-1500
(Area Code -- Telephone No.)

RECEIVED
2015 MAR -3 PM 1:56
SEC / MR

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street (ADDRESS) Number and Street; Los Angeles, City; California, State; 90013, Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Todd Morgan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bel Air Securities LLC (the "Company") for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

SHEILA ALGARIN
Commission # 2060284
Notary Public - California
Los Angeles County
My Comm. Expires Apr 4, 2018

04/04/2018 Notary Public

Bel Air Securities LLC
Table of Contents

This report contains (check all applicable boxes):

Bel Air Securities LLC
(SEC I.D. No. 8-66875)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** document.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bel Air Securities LLC

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bel Air Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

BEL AIR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$1,492,477
DEPOSIT WITH CLEARING BROKER	163,032
RECEIVABLE FROM BROKERS AND DEALERS	135,689
PREPAID EXPENSES	5,100
TOTAL	$1,796,298

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 28,388
Due to Bel Air Investment Advisors LLC	146,183
Due to Fiera Capital Corp.	127,388
Total liabilities	301,959
MEMBER'S EQUITY	1,494,339
TOTAL	$1,796,298

See notes to the statement of financial condition.

BEL AIR SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

1. NATURE OF OPERATIONS

Bel Air Securities LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"), various state regulatory agencies and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business consists of the execution of securities transactions on a fully disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC (BAIA). The Company is a wholly-owned subsidiary of Fiera Capital Corporation ("Fiera").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts. The carrying value of cash and cash equivalents, approximates fair value because of the short-term nature of these instruments.

Deposit with Clearing Broker—The Company maintains a cash deposit at its clearing broker that performs clearing and custodial functions for the Company.

Receivable from Brokers and Dealers—The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from brokers and dealers relates to these transactions, including the amount of commissions receivable from trades unsettled at year end.

Fair Value of Financial Instruments—The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Income Taxes—As a limited liability company, no provision for federal or state taxes is made in the accompanying statement of financial condition, as the Company is not subject to income taxes. The member(s) are responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its member(s). Although the Company is not subject to income taxes, it is liable for various state fees.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2013, the Company did not have a liability for any unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability related to unrecognized tax benefits has been recorded in the accompanying statement of financial condition.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitation are 2011, 2012,and 2013 for federal tax purposes and 2010, 2011, 2012 and 2013 for California state tax purposes.

3. SIGNIFICANT CUSTOMERS AND RELATED-PARTY TRANSACTIONS

Substantially all of the Company's revenue and associated balances are related to transactions with clients of BAIA, which has common ownership with the Company. Commissions and clearance, interest-sharing adjustments, and other fees and expenses are incurred processing such transactions and servicing such accounts.

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense-sharing agreement. The Company was charged for services covered by the expense-sharing agreement, of which $141,036 remained unpaid at December 31, 2014. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different.

The Company has a liability to Fiera of $127,388, related to a debt paid by Fiera on the Company's behalf.

4. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2014, the Company was required to maintain a minimum of $150,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2014, for purposes of the Company's net capital computation.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2014, the Company's net capital, as defined, was $1,489,239 as compared to a minimum requirement of $20,131, and its ratio of aggregate indebtedness to net capital was 0.2 to 1.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through February 26, 2015, the date the statement of financial condition was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *